UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 1, 2023

AMCI ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-40282	86-1763050
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Steamboat Road Greenwich, Connecticut	06830
(Address of principal executive offices)	(Zip Code)

(203) 625-9200

(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	AMCIU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	AMCI	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50	AMCIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On February 1, 2023, AMCI Acquisition Corp. II (“AMCI” or the “Company”) convened and then adjourned, without conducting any other business, AMCI’s special meeting of stockholders of AMCI (the “special meeting”) relating to its previously announced proposed business combination (the “business combination”) with LanzaTech NZ, Inc. (“LanzaTech”), scheduled to occur on Wednesday, February 1, 2023, at 11:00 a.m., Eastern Time, until Friday, February 3, 2023, at 3:00 p.m., Eastern Time, at https://www.cstproxy.com/amciacquisitionii/2023. The only proposal submitted for a vote of the stockholders at the special meeting was the approval of the adjournment of the special meeting to a later date or dates (the “adjournment proposal”). The adjournment proposal is described in detail in the Company’s definitive proxy statement, filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2023 (the “definitive proxy statement”), relating to the business combination.

As of the close of business on December 28, 2022, the record date for the special meeting, there were 15,000,000 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), and 3,750,000 shares of Class B common stock, par value $0.0001 per share (together with the Class A common stock, the “common stock”), outstanding, each of which was entitled to one vote with respect to the adjournment proposal. A total of 16,080,308 shares of common stock, representing approximately 85.76% of the outstanding shares of common stock entitled to vote, were present in person or by proxy, constituting a quorum to conduct business.

The Company’s stockholders approved the adjournment proposal by the votes set forth below:

For	Against	Abstain	Broker Non-Votes
15,298,064	782,039	205	0

Item 7.01 Regulation FD Disclosure.

Furnished as Exhibit 99.1 hereto is a press release, dated February 1, 2023 (the “Press Release”), issued by AMCI announcing that AMCI convened and then adjourned, without conducting any other business, AMCI’s special meeting of its stockholders (the “special meeting”), scheduled to occur on Thursday, February 1, 2023, at 11:00 a.m., Eastern Time, until Friday, February 3, 2023, at 3:00 p.m., Eastern Time, at https://www.cstproxy.com/amciacquisitionii/2023.

The special meeting is being held to vote on the proposals described in AMCI’s definitive proxy statement, filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2023 (the “definitive proxy statement”), relating to the proposed business combination with LanzaTech NZ, Inc.

The information in this Item 7.01, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to liabilities under that section, and shall not be deemed to be incorporated by reference into any filings of the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K (the “Current Report”) shall not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1.

Item 8.01 Other Events.

In connection with the approval by the Company’s shareholders to adjourn the special meeting, the Company adjourned, without conducting any business, the special meeting until Friday, February 3, 2023, at 3:00 p.m., Eastern Time, at https://www.cstproxy.com/amciacquisitionii/2023.

Important Information About the Business Combination and Where to Find It

AMCI has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which includes both a prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a proxy statement distributed to AMCI’s stockholders in connection with AMCI’s solicitation of proxies for the vote by its stockholders in connection with the Business Combination and other matters as described in the Registration Statement. AMCI urges its investors, stockholders and other interested persons to read the definitive proxy statement/prospectus, as well as other documents filed by AMCI with the SEC, because these documents contain important information about AMCI, LanzaTech and the Business Combination. AMCI has mailed the definitive proxy statement/prospectus to its stockholders of record as of December 28, 2022, the record date for voting on the proposed business combination. Stockholders can also obtain a copy of the Registration Statement, including the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed by AMCI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, CT 06830.

Participants in the Solicitation

AMCI and LanzaTech and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of AMCI is set forth in the Registration Statement and included in the definitive proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AMCI stockholders in connection with the proposed Business Combination is set forth in the Registration Statement and included in the definitive proxy statement/prospectus. Stockholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of AMCI and LanzaTech. These statements are based on the beliefs and assumptions of the management of AMCI and LanzaTech, respectively. Although AMCI and LanzaTech believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither AMCI nor LanzaTech can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, AMCI’s management and LanzaTech’s management, respectively. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of AMCI and LanzaTech, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. New risk factors that may affect actual results or outcomes emerge from time to time and it is not possible to predict all such risk factors, nor can AMCI or LanzaTech assess the impact of all such risk factors on its business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to AMCI, LanzaTech or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

 Non-Solicitation

This Current Report on Form 8-K shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Press Release Issued by AMCI acquisition Corp., dated February 1, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCI ACQUISITION CORP. II

Date: February 1, 2023

	By:	/s/ Nimesh Patel
	Name:	Nimesh Patel
	Title:	Chief Executive Officer